As filed with the Securities and Exchange Commission on February 14, 2002

===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE TO

                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934
                               (Amendment No. 3)


                             INTIMATE BRANDS, INC.
                           (Name of Subject Company)

                               THE LIMITED, INC.
                                      AND
                       INTIMATE BRANDS HOLDING CO., INC.
                      (Names of Filing Persons -Offerors)
                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   ----------

                                   461156-101
                     (Cusip Number of Class of Securities)

                                Samuel P. Fried
                               The Limited, Inc.
                                 P.O. Box 16000
                              Columbus, Ohio 43216
                           Telephone: (614) 415-7000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                                Dennis S. Hersch
                                David L. Caplan
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000


                           CALCULATION OF FILING FEE
    Transaction valuation*                          Amount of filing fee**
    ---------------------                           ----------------------
      $1,539,613,818.75                                   $141,644.47

*Estimated solely for the purpose of calculating the filing fee, based on the product of (i) $17.25, the average of the high and low prices of Intimate Brands Class A common stock as reported on the New York Stock Exchange on January 29, 2002 and (ii) the expected maximum number of shares of Class A common stock of Intimate Brands that may be acquired in the exchange offer and merger (including shares outstanding and vested stock options) to which this Tender Offer Statement relates.

**0.0092% of the Transaction Value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $141,644.47     Filing Party:  The Limited, Inc.
Form or Registration No.:  Form S-4        Date Filed:  February 5, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]
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


   Items 1 through 11.

     This Amendment No. 3 ("Amendment No. 3") amends and supplements the Tender Offer Statement on Schedule TO as initially filed on February 5, 2002 (as previously amended and as amended hereby, the "Schedule TO") by The Limited, Inc., a Delaware corporation ("The Limited"), and Intimate Brands Holding Co., Inc. ("IB Holdings"), a Delaware corporation and a wholly owned subsidiary of The Limited. This Schedule TO relates to the offer by IB Holdings to exchange
1.046 shares of common stock, par value $.50 per share, of The Limited for each outstanding share of Class A common stock, par value $.01 per share, of Intimate Brands, Inc., a Delaware corporation ("Intimate Brands"), upon the terms and subject to the conditions set forth in the Prospectus, dated February 5, 2002, and in the related Letter of Transmittal, copies of which have been filed as Exhibits to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

     Beginning on February 5, 2002 and continuing thereafter, a total of thirteen separate lawsuits were filed in the Delaware Court of Chancery on behalf of a purported class of public shareholders of Intimate Brands relating to the Offer. The Delaware actions are styled Harbor Finance Partners v. Kirwan, et al., C.A. No. 19380-NC; Sprina v. Intimate Brands, Inc., et al., C.A. No. 19381-NC; Vogel v. Gee, et al., C.A. No. 19382-NC; Helwig v. Wexner, et al., C.A. No. 19383-NC; Carco v. Intimate Brands, Inc., et al., C.A. No. 19384-NC; Griffith v. Intimate Brands, Inc., et al., C.A. No. 19385-NC; Hollingsworth v. Intimate Brands, Inc., et al., C.A. No. 19386-NC; Imecho v. Wexner, et al., C.A. No. 19387-NC; Oliver v. Gee, et al., C.A. No. 19388-NC; Burke Trading LLC v. Gee, et al., C.A. No. 19389-NC; Zenderman v. Gee, et al., C.A. No. 19390-NC; Lustman v. Wexner, et al., C.A. No. 19391-NC and Greenwood
v. Intimate Brands, Inc., et al., C.A. No. 19403-NC. The Zenderman action was voluntarily dismissed by the plaintiff in that action on February 7, 2002. Two similar actions have also been filed in the Ohio Court of Common Pleas in Franklin County, Ohio, styled Cameron v. Wexner, et al., Case No. 02-CVH-021342 and Zenderman v. Wexner, et al., Case No. 02-CVH-021636. All of these actions generally name as defendants The Limited, Intimate Brands and the members of Intimate Brands' board of directors, and generally allege that the consideration offered by The Limited to Intimate Brands public shareholders in the Offer is inadequate and unfair and that The Limited and the individual defendants breached their fiduciary duties to Intimate Brands public shareholders in formulating and making the Offer. The actions seek to proceed on behalf of a class of Intimate Brands shareholders other than the defendants, seek preliminary and permanent injunctive relief against the consummation of the Offer, seek monetary damages in an unspecified amount and seek recovery of plaintiffs' costs and attorneys' fees.

     On February 6, 2002, plaintiff in the Cameron action filed a motion seeking expedited production of documents in that action. On February 8, 2002, plaintiffs in the Vogel and Helwig actions pending in Delaware filed an amended complaint which substantially revised the allegations in those actions to allege that the disclosures contained in the Prospectus and a registration statement that were filed by The Limited in connection with the Offer were incomplete or misleading for various reasons. Plaintiffs in those actions also moved for expedited discovery on those claims in anticipation of making a motion for preliminary injunction against the closing of the Offer until additional disclosures addressing the alleged shortcomings identified in the amended complaint had been disseminated. Following a hearing on February 13, 2002, the Delaware Court of Chancery granted the application for expedited discovery and tentatively scheduled a hearing on a motion for preliminary injunction to be held on February 28, 2002 at 11 a.m. Thereafter, plaintiffs' counsel in the Cameron and Zenderman actions pending in Ohio agreed to withdraw the motion for expedited discovery pending in that Court and to participate in the expedited discovery proceedings in the Delaware actions.

     These actions are in their earliest stages. The Limited believes the allegations are without merit and intends to defend against them vigorously.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           THE LIMITED, INC.


                                           By: /s/ V. Ann Hailey
                                              ---------------------------------
                                              Name:  V. Ann Hailey
                                              Title: Executive Vice President
                                                     and Chief Financial Officer


                                           INTIMATE BRANDS HOLDING CO., INC.


                                           By: /s/ V. Ann Hailey
                                              ---------------------------------
                                              Name:  V. Ann Hailey
                                              Title: President